UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              COMFORCE CORPORATION
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                     544118
                                 (CUSIP Number)

                               Michael Ferrentino
                               2001 Marcus Avenue
                             Lake Success, NY 11042
                                 (516) 328-7300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 25, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 544118


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Michael Ferrentino


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         281,250

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         281,250

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               281,250

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.75%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


               IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Commission on September 15, 1998 with respect to shares of Common Stock, par value $.01 per share (the "Common Stock"), of COMFORCE Corporation. This Amendment supplements and amends the information set forth in the original statement and first amendment thereof by restating the Items or subsections thereof set forth herein. All capitalized terms shall have the meanings set forth in the original statement on Form 13D and the first amendment thereof.


Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on September 25, 1998, the Reporting Person beneficially owned an aggregate of 281,250 shares of Common Stock, which constituted approximately 1.75% of the 15,790,747 shares of Common Stock outstanding at July 31, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     (b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all of the shares beneficially owned by him.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On September 25, 1998, the Reporting Person sold 2,111,762 shares of the Issuer's Common Stock for a price of $6.62 per share pursuant to a Stock Purchase and Sale Agreement. These shares represented all of the shares of the Issuer's Common Stock deemed to be beneficially owned by the Reporting Person other than options to purchase 281,250 shares held by him. Of these 2,111,762 shares, the Reporting Person had shared voting power (but no dispositive power) as to 1,111,968 shares held by Christopher P. Franco and Kevin W. Kiernan. The remaining 999,794 shares were held of record by the Reporting Person, as to which he had sole voting and dispositive power. Upon completion of the transaction, the Reporting Person ceased to beneficially own more than 5% of the Issuer's Common Stock.

     Upon completion of this transaction, the Reporting Person relinquished his position as the President and a director of the Issuer. In addition, upon completion of this transaction, his employment agreement with the Issuer, which previously provided for a term ending on November 30, 2000, was amended to provide that, from and after December 31, 1998, the Reporting Person's employment will continue on an at will basis.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 30, 1998               /s/ Michael Ferrentino
                                       -----------------------------------------
                                           Michael Ferrentino